UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	X Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Lazydays Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4042 Park Oaks Boulevard, Suite 350
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33610
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lazydays Holdings, Inc. (the “Company,” "we," "our" or "us") is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Form 10-Q”). The Form 10-Q has not been filed due to an unexpected delay in finalizing the materials to be filed, and the Company anticipates that it will file the Form 10-Q as soon as reasonably possible and within the 5-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Preliminary Financial Results for the Period Ended June 30, 2024

We currently anticipate that our results of operations for the period ended June 30, 2024 (“Q2 2024”) will contain certain significant changes from our results of operations for the period ended June 30, 2023 (“Q2 2023”). More specifically, we believe that our Q2 2024 net loss will exceed our Q2 2023 net loss, and that our Q2 2023 total gross profit and total revenues will exceed our Q2 2024 total gross profit and total revenues.

Forward Looking Statements

Certain statements in this Form 12b-25 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, reflecting our or our management team’s expectations, hopes, beliefs, intentions, strategies, estimates, and assumptions concerning events and financial trends that may affect our future financial condition or results of operations. All statements other than statements of historical facts included in this Form 12b-25, are “forward-looking” statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” are contained in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, in the “Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kelly Porter	813	246-4999
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has provided this information under Part III above under “Preliminary Financial Results for the Period Ended June 30, 2024" to the extent estimations of the results are reasonably practicable to provide prior to the Form 10-Q being completed and filed.

Lazydays Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 12, 2024	/s/ Kelly Porter
	By:	Kelly Porter
	Title:	Chief Financial Officer